SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)
                       EXCALIBUR TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value, $.01 Per Value
                         (Title of Class of Securities)

                                   300651-20-5
                                 (CUSIP Number)

                          ALLEN & COMPANY INCORPORATED
                          Attention: Gaetano J. Casillo
           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                --------------------------------
CUSIP No. 300651-20-5                          Page 18 of 17 Pages
-----------------------------                  --------------------------------


=====================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen & Company Incorporated

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [   ]
                                                     (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                      [   ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   3,315,846 shares (including 271,800 shares of Common Stock issuable upon conversion of 27,180 shares of Cumulative Convertible Preferred Stock)

--------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   3,315,846 shares (including 271,800 shares of Common Stock issuable upon conversion of 27,180 shares of Cumulative Convertible Preferred Stock)

--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,315,846 shares (including 271,800 shares of Common Stock issuable upon conversion of 27,180 shares of Cumulative Convertible Preferred Stock)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO, BD

=====================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Holding Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
         0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         31,323
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,347,169 shares of which 3,315,846 are indirectly owned (including 271,800 shares of Common Stock issuable upon conversion of 27,180 shares of Cumulative Convertible Preferred Stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         HC

=====================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Herbert A. Allen
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [   ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
         556,515 shares
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         556,515 shares
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         556,515 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

=====================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard M. Crooks, Jr.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
         404,750 shares (includes 75,000 Common Stock Purchase Options.)
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         404,750 shares (includes 75,000 Common Stock Purchase Options.)
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,750 shares (includes 75,000 Common Stock Purchase Options.)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

=====================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Donald R. Keough

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                 [   ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
         155,500 shares
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         155,500 shares
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         155,500 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

=====================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Susan K. Allen
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
         516,599 shares
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         516,599 shares
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         516,599 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                               [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN
=====================================================================

                               AMENDMENT NO. 18 TO
                                  SCHEDULE 13D

         This statement constitutes Amendment No. 18 to the Schedule 13D relating to the Common Stock, par value $0.01 per share (Common Stock), of Excalibur Technologies Corporation (the Issuer) filed by Allen & Company Incorporated, Allen Holding Inc., Herbert A. Allen, Richard M. Crooks, Jr., Donald R. Keough and Susan K. Allen (collectively, the Reporting Persons). The Reporting Persons hereby amend their Schedule 13D to fix a clerical error contained in Amendment No. 17 to the Schedule 13D relating to the Common Stock of the Issuer and to report certain purchases and sales of the Issuers Common Stock by certain Reporting Persons. The amount of shares owned by Mr. Crooks was inaccurate in Amendment No. 17, and it is now correct, taking into account his sale on June 13, 2000 for $32.75 per share of 20,000 shares of the Issuers Common Stock underlying options that by their terms would have expired on June 28, 2000.

Item 5.  Interest in Securities of the Issuer

         (a) As of the close of business on July 7, 2000, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuers Common Stock set forth below (based upon the 14,868,378 shares of Common Stock that were reported to be outstanding in the Issuers Form 10-Q for the quarter ended April 30, 2000 as of June 8, 2000).


                                                     Shares of
Name                                                 Common Stock                       Percentage
-------                                              -------------------                -------------
Allen & Company Incorporated                         3,315,846(1)                        22.3%
Allen Holding Inc.                                   3,347,169(1)(2)                     22.5%
Herbert A. Allen                                     556,515                             3.7%
Richard M. Crooks, Jr.                               404,750(3)                          2.7%
Donald R. Keough                                     155,500                             1.0%
Susan K. Allen                                       516,599                             3.5%
---------------------
(1)      This figure includes 271,800 shares of Common Stock issuable upon conversion of 27,180 shares of Cumulative Convertible Preferred Stock.
(2)      3,225,846 shares of Common Stock are owned indirectly through
Allen & Company Incorporated, its wholly owned subsidiary.
(3)      Includes 75,000 Common Stock Purchase Options


         (c) On May 26, 2000, Allen & Company Incorporated purchased 65,000 shares of the Issuers Common Stock at $28.42 per share.

                  On May 30, 2000, Allen & Company Incorporated purchased 10,000 shares of the Issuers Common Stock at $28.38 per share.

                  On May 31, 2000, Allen & Company Incorporated purchased 15,000 shares of the Issuers Common Stock at $28.76 per share.

                  On June 9, 2000, Herbert A. Allen purchased 12,500 shares of the Issuers Common Stock at $31.25 per share.

                  On June 12, 2000, Herbert A. Allen purchased 10,000 shares of the Issuers Common Stock at $32.94 per share.

                  On June 13, 2000, Herbert A. Allen purchased 10,000 shares of the Issuers Common Stock at $32.88 per share.

                  On June 19, 2000, Herbert A. Allen purchased 10,000 shares of the Issuers Common Stock at $34.13 per share.

                  On June 20, 2000, Herbert A. Allen purchased 40,000 shares of the Issuers Common Stock at $34.13 per share.

                  On June 21, 2000, Herbert A. Allen purchased 10,000 shares of the Issuers Common Stock at $34.16 per share.

                  On June 23, 2000, Herbert A. Allen purchased 20,000 shares of the Issuers Common Stock at $33.77 per share.

                  On June 26, 2000, Herbert A. Allen purchased 10,000 shares of the Issuers Common Stock at $33.50 per share.

                  On June 29, 2000, Herbert A. Allen purchased 119,100 shares of the Issuers Common Stock at $35.13 per share.

                  On June 13, 2000, Richard M. Crooks, Jr. sold 20,000 shares of the Issuers Common Stock at $32.75 per share.

                  On June 9, 2000, Susan K. Allen purchased 12,500 shares of the Issuers Common Stock at $31.25 per share.

                  On June 12, 2000, Susan K. Allen purchased 10,000 shares of the Issuers Common Stock at $32.94 per share.

                  On June 13, 2000, Susan K. Allen purchased 10,000 shares of the Issuers Common Stock at $32.88 per share.

                  On June 19, 2000, Susan K. Allen purchased 10,000 shares of the Issuers Common Stock at $34.13 per share.

                  On June 20, 2000, Susan K. Allen purchased 40,000 shares of the Issuers Common Stock at $34.13 per share.

                  On June 21, 2000, Susan K. Allen purchased 10,000 shares of the Issuers Common Stock at $34.16 per share.

                  On June 23, 2000, Susan K. Allen purchased 20,000 shares of the Issuers Common Stock at $33.77 per share.

                  On June 26, 2000, Susan K. Allen purchased 10,000 shares of the Issuers Common Stock at $33.50 per share.

                  On June 29, 2000, Susan K. Allen purchased 119,099 shares of the Issuers Common Stock at $35.13 per share.

All of the above transactions were open market transactions except for the purchases made by Herbert A. Allen and Susan K. Allen on June 29, 2000, which were privately-negotiated transactions.

Item 7.  Material Filed as Exhibits

Exhibit A:        Officers and Directors of Allen Holding Inc. and
                  Allen & Company Incorporated.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2000

ALLEN & COMPANY INCORPORATED

By:/s/ Gaetano Casillo

---------------------------
Gaetano Casillo

ALLEN HOLDING INC

By: /s/ Gaetano Casillo

----------------------------
Gaetano Casillo

/s/ Herbert A. Allen

------------------------
Herbert A. Allen

/s/ Richard M. Crooks, Jr.
-------------------------------
Richard M. Crooks, Jr.

/s/ Donald R. Keough

--------------------------
Donald R. Keough

/s/ Susan K. Allen

----------------------
Susan K. Allen


                                                               EXHIBIT A

                                    OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED

Namexx                                                     Business Address Principal Occupation (i.e., Position with Allen &
                                                                            Company Incorporated)
Herbert A. Allen                                            X               President, Managing Director, Director, Chief
                                                                            Executive Officer

Herbert A. Allen III                                        X               Vice President, Director
Grace Allen                                                 X               Director
Glenn A. Andreas III                                        X               Vice President - Elect
Eran S. Ashany                                              X               Vice President, Director
Edmund M. Bleich                                            X               Vice President
Jay B. Bockhaus                                             X               Vice President - Elect
Denise Calvo-Silver                                         X               Vice President, Director
Dominick J. Cantalupo                                       X               Vice President, Co-Chief Operations Officer
Marvyn Carton                                               X               Director-Emeritus
Gaetano J. Casillo                                          X               Chief Compliance Officer, Vice President
Toby R. Coppel                                              X               Director, Vice President-Elect
Robert H. Cosgriff                                          X               Chief Administrative Officer,
                                                                            Executive Vice President, Managing Director,
                                                                            Director
Richard M. Crooks, Jr.                                      X               Director
Thalia V. Crooks (Greece)                                   X               Vice President, Director
Mary L. Cullen                                              X               Vice President, Secretary, Director
Robert Dean                                                 X               Vice President, Director
Orin F. Devereux                                            X               Vice President, Director
Daniel Englander                                            X               Vice President - Elect
Howard M. Felson                                            X               Vice President, Assistant Secretary, Controller
Anthony J. Ferrante                                         X               Treasurer
Richard L. Fields                                           X               Executive Vice President, Managing Director,
                                                                            Director

Shana Fisher                                                X               Vice President-Elect, Director
Paul A. Gould                                               X               Executive Vice President, Managing Director,
                                                                            Director

John Griffen                                                X               Vice President - Elect
George N. Jeppson                                           X               Vice President - Elect
John H. Josephson                                           X               Vice President, Director
Donald R. Keough                                            X               Chairman of the Board, Director
Clarke R. Keough                                            X               Vice President, Director
Kaveh A. Khosrowshahi                                       X               Vice President, Director
Leroy Kim                                                   X               Vice President
Neal Kopp                                                   X               Vice President
Terry Allen Kramer                                          X               Director
Suzanne G. Kucera                                           X               Vice President, Director
Robert J. Kurz                                              X               Vice President
Andreas L. Lazar                                            X               Vice President - Elect
Dan W. Lufkin                                               X               Special Advisor to the Board of Directors
Robert A. Mackie                                            X               Executive Vice President, Managing Director,
                                                                            Director

James C. Maiden, Jr.                                        X               Vice President
Terence C. McCarthy                                         X               Co-Chief Operations Officer, Vice President
Robert C. Miller                                            X               Vice President, Director
Kenneth L. Miltenberger                                     X               Chief Technology Officer
Terrence Morris                                             X               Vice President
Brian J. Murphy                                             X               Vice President, Director
Louis J. Mustacchio                                         X               Vice President
Walter T. O'Hara, Jr.                                       X               Executive Vice President, Managing Director,
                                                                            Director

Christine Olenchalk                                         X               Vice President
Margaret O'Shea                                             X               Vice President-Elect
Nancy B. Peretsman                                          X               Executive Vice President, Managing Director,
                                                                            Director

Patrick S. Perry                                            X               Vice President, Director
Eugene Protash                                              X               Vice President, Assistant Secretary
James W. Quinn                                              X               Vice President, Director
James S. Rubin                                              X               Vice President - Elect
Daniel J. Sapadin                                           X               Vice President - Elect
Philip D. Scaturro                                          X               Executive Vice President, Managing Director,
                                                                            Director

John A. Schneider                                           X               Executive Vice President, Managing Director,
                                                                            Director

Mary Schuyler                                               X               Vice President
Daniel Selmonosky                                           X               Vice President, Director
Enrique F. Senior                                           X               Executive Vice President, Managing Director,
(Cuba)                                                                      Director
Joseph E. Sheehan                                           X               Vice President
Andrew Shpiz                                                X               Vice President
Stanley S. Shuman                                           X               Executive Vice President, Managing Director,
                                                                            Director

John M. Simon                                               X               Executive Vice President, Managing Director,
                                                                            Director

Kenneth M. Siskind                                          X               Vice President - Elect
Ian G. Smith                                                X               Vice President - Elect
Peter Supino                                                X               Vice President - Elect
Everett K. Wallace                                          X               Vice President - Elect
Dennis J. Warfield                                          X               Chief Information Officer, Vice President
Daniel Weidlein                                             X               Vice President - Elect
Edward D. Weinberger                                        X               Director
Kim M. Wieland                                              X               Executive Vice President, Managing Director,
                                                                            Chief Financial Officer, Director

-------------------------------------

    x     711 Fifth Avenue, New York, New York 10022-3194.

    xx    All the Executive Officers and Directors of ACI are U.S. citizens unless otherwise indicated.






                                         OFFICERS AND DIRECTORS OF ALLEN HOLDING INC.


Namexx                                                     Business Address Principal Occupation (i.e., Position with Allen
                                                                            Holding Inc.)
Herbert A. Allen                                            X               President, Managing Director, Director, Chief
                                                                            Executive Officer

Herbert A. Allen III                                        X               Vice President, Director
Grace Allen                                                 X               Director
Glenn A. Andreas III                                        X               Vice President - Elect
Eran S. Ashany                                              X               Vice President, Director
Edmund M. Bleich                                            X               Vice President
Jay B. Bockhaus                                             X               Vice President - Elect
Denise Calvo-Silver                                         X               Vice President, Director
Dominick J. Cantalupo                                       X               Vice President, Co-Chief Operations Officer
Marvyn Carton                                               X               Director-Emeritus
Gaetano J. Casillo                                          X               Chief Compliance Officer, Vice President
Toby R. Coppel                                              X               Director, Vice President-Elect
Robert H. Cosgriff                                          X               Chief Administrative Officer,
                                                                            Executive Vice President, Managing Director,
                                                                            Director
Richard M. Crooks, Jr.                                      X               Director
Thalia V. Crooks (Greece)                                   X               Vice President, Director
Mary L. Cullen                                              X               Vice President, Secretary, Director
Robert Dean                                                 X               Vice President, Director
Orin F. Devereux                                            X               Vice President, Director
Daniel Englander                                            X               Vice President - Elect
Howard M. Felson                                            X               Vice President, Assistant Secretary, Controller
Anthony J. Ferrante                                         X               Treasurer
Richard L. Fields                                           X               Executive Vice President, Managing Director,
                                                                            Director

Shana Fisher                                                X               Vice President-Elect, Director
Paul A. Gould                                               X               Executive Vice President, Managing Director,
                                                                            Director

John Griffen                                                X               Vice President - Elect
George N. Jeppson                                           X               Vice President - Elect
John H. Josephson                                           X               Vice President, Director
Donald R. Keough                                            X               Chairman of the Board, Managing Director, Director
Clarke R. Keough                                            X               Vice President, Director
Kaveh A. Khosrowshahi                                       X               Vice President, Director
Leroy Kim                                                   X               Vice President
Neal Kopp                                                   X               Vice President
Nathaniel C.A. Kramer                                       X               Vice President
Terry Allen Kramer                                          X               Director
Suzanne G. Kucera                                           X               Vice President, Director
Robert J. Kurz                                              X               Vice President
Andreas L. Lazar                                            X               Vice President - Elect
Dan W. Lufkin                                               X               Special Advisor to the Board of Directors
Robert A. Mackie                                            X               Executive Vice President, Managing Director,
                                                                            Director

James C. Maiden, Jr.                                        X               Vice President
Terence C. McCarthy                                         X               Co-Chief Operations Officer, Vice President
Robert C. Miller                                            X               Vice President, Director
Kenneth L. Miltenberger                                     X               Chief Technology Officer
Terrence Morris                                             X               Vice President
Brian J. Murphy                                             X               Vice President, Director
Louis J. Mustacchio                                         X               Vice President
Walter T. O'Hara, Jr.                                       X               Executive Vice President, Managing Director,
                                                                            Director

Christine Olenchalk                                         X               Vice President
Margaret O'Shea                                             X               Vice President-Elect
Nancy B. Peretsman                                          X               Executive Vice President, Managing Director,
                                                                            Director

Patrick S. Perry                                            X               Vice President, Director
Eugene Protash                                              X               Vice President, Assistant Secretary
James W. Quinn                                              X               Vice President, Director
James S. Rubin                                              X               Vice President - Elect
Daniel J. Sapadin                                           X               Vice President - Elect
Philip D. Scaturro                                          X               Executive Vice President, Managing Director,
                                                                            Director

John A. Schneider                                           X               Executive Vice President, Managing Director,
                                                                            Director

Mary Schuyler                                               X               Vice President - Elect
Daniel Selmonosky                                           X               Vice President, Director
Enrique F. Senior                                           X               Executive Vice President, Managing Director,
(Cuba)                                                                      Director
Joseph E. Sheehan                                           X               Vice President
Andrew Shpiz                                                X               Vice President
Stanley S. Shuman                                           X               Executive Vice President, Managing Director,
                                                                            Director

John M. Simon                                               X               Executive Vice President, Managing Director,
                                                                            Director

Kenneth M. Siskind                                          X               Vice President - Elect
Ian G. Smith                                                X               Vice President - Elect
Peter Supino                                                X               Vice President - Elect
Everett K. Wallace                                          X               Vice President - Elect
Dennis J. Warfield                                          X               Chief Information Officer, Vice President
Daniel Weidlein                                             X               Vice President - Elect
Edward D. Weinberger                                        X               Director
Kim M. Wieland                                              X               Executive Vice President, Managing Director,
                                                                            Chief Financial Officer, Director

-------------------------------------

    x     711 Fifth Avenue, New York, New York 10022-3194.

    xx    All the Executive Officers and Directors of AHI are U.S. citizens unless otherwise indicated.